Exhibit 3.7

Amended and Restated

Management’s Discussion and Analysis

For the three and nine-month periods ended August 31, 2017

General

This amended and restated Management’s Discussion and Analysis of the financial position and results of operations (“MD&A”) of MTY Food Group Inc. (“MTY”) is supplementary information and should be read in conjunction with the Company’s amended and restated consolidated financial statements and accompanying notes for the fiscal year ended November 30, 2016.

In the amended and restated MD&A, MTY Food Group Inc., MTY, or the Company, designates, as the case may be, MTY Food Group Inc. and its Subsidiaries, or MTY Food Group Inc., or one of its subsidiaries.

The disclosures and values in this amended and restated MD&A were prepared in accordance with International Financial Reporting Standards (IFRS) and with current issued and adopted interpretations applied to fiscal years beginning on or after December 1, 2016.

This MD&A was amended and restated as of January 2, 2018. Supplementary information about MTY, including its latest annual and quarterly reports, and press releases, is available on SEDAR’s website at www.sedar.com.

Forward looking statements and use of estimates

This MD&A and, in particular, but without limitation, the sections of this amended and restated MD&A entitled Outlook, Same-Store Sales and Contingent Liabilities, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of the Company during the course of 2017. Forward-looking statements also include any other statements that do not refer to independently verifiable historical facts. A statement made is forward-looking when it uses what is known and expected today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ’safe harbour’ provisions of applicable Canadian securities laws.

Unless otherwise indicated, forward-looking statements in this amended and restated MD&A describe the Company’s expectations at January 2, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from the expectations expressed in or implied by such forward-looking statements and that the business outlook, objectives, plans and strategic priorities may not be achieved. As a result, the Company cannot guarantee that any forward-looking statement will materialize and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this amended and restated MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of the business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this amended and restated MD&A are based on a number of assumptions that are believed to be reasonable on January 2, 2018. Refer, in particular, to the section of this amended and restated MD&A entitled Risks and Uncertainties for a description of certain key economic, market and operational assumptions the Company has used in making forward-looking statements contained in this amended and restated MD&A. If the assumptions turn out to be inaccurate, the actual results could be materially different from what is expected.

In preparing the amended and restated condensed interim consolidated financial statements in accordance with IFRS and the amended and restated MD&A, management must exercise judgment when applying accounting policies and use assumptions and estimates that have an impact on the amounts of assets, liabilities, sales and expenses reported and on contingent liabilities and contingent assets information provided.

Unless otherwise indicated in this amended and restated MD&A, the strategic priorities, business outlooks and assumptions described in the previous MD&A remain substantially unchanged.

Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this amended and restated MD&A include, but are not limited to: the intensity of competitive activity, and the resulting impact on the ability to attract customers’ disposable income; the Company’s ability to secure advantageous locations and renew existing leases at sustainable rates; the arrival of foreign concepts, the ability to attract new franchisees; changes in government regulation; changes in customer tastes, demographic trends and in the attractiveness of concepts, traffic patterns, occupancy cost and occupancy level of malls and office towers; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, the products; the ability to implement strategies and plans in order to produce the expected benefits; events affecting the ability of first-party suppliers to provide essential products and services; labour availability and cost; stock market volatility; volatility in foreign exchange rates or borrowing rates; foodborne illness; operational constraints and the event of the occurrence of epidemics, pandemics and other health risks.

These and other risk factors that could cause actual results or events to differ materially from the expectations expressed in or implied by these forward-looking statements are discussed in this amended and restated MD&A.

Readers are cautioned that the risks described above are not the only ones that could impact the Company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also have a material adverse effect on the business, financial condition or results of operations.

Except as otherwise indicated by the Company, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after January 2, 2018. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. The Company therefore cannot describe the expected impact in a meaningful way or in the same way that present known risks affecting our business.

Compliance with International Financial Reporting Standards

Unless otherwise indicated, the financial information presented below, including tabular amounts, is expressed in Canadian dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). MTY uses earnings before interest, taxes, depreciation and amortization (“EBITDA”), because this measure enables management to assess the Company’s operational performance.

The Company also discloses same-store sales growth, which are defined as comparative sales generated by stores that have been open for at least thirteen months or that have been acquired more than thirteen months ago. Similarly, the Company uses system sales to evaluate the size and performance of MTY’s network, as well as to indicate its income-generation potential.

These measures are widely accepted financial indicators but are not a measurement determined in accordance with IFRS and may not be comparable to those presented by other companies. These non-IFRS measures are intended to provide additional information about the performance of MTY, and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.

The Company uses these measures to evaluate the performance of the business as they reflect its ongoing operations. Management believes that certain investors and analysts use EBITDA to measure a company’s ability to meet payment obligations or as a common measurement to value companies in the industry. Similarly, same-store sales growth and system sales provide additional information to investors about the performance of the network that is not available under IFRS. Both measures are components in the determination of short-term incentive compensation for some employees.

Restatement

On November 22, 2017, the Company announced it would amend and restate its condensed interim consolidated financial statements following management’s discovery of an error with respect to the revenues and expenses recorded for the three and nine-month periods ended August 31, 2017 related to the Kahala gift cards, that resulted from the Kahala Brands acquisition, which closed in July 2016.

Management of the Company determined that the methodology used to account for the liability related to the Kahala gift cards at the time of the acquisition of Kahala Brands Ltd. was inappropriate, resulting in further inaccuracies in the determination of the revenues and expenses associated to those gift cards. The Company assessed that the carrying value of the assumed gift card liability approximated its fair value based on historical redemption patterns and continued to recognize breakage revenue when it was estimated that likelihood of gift cards being redeemed was remote. The assumed gift card liability should have incorporated estimated future breakage; thus no breakage revenue should have been recorded on the assumed gift cards after the acquisition unless there were changes in expected redemption patterns. Although the carrying value of the gift card liability used in the purchase price allocation was not materially different than its fair value and does not require to be restated, breakage revenue recorded for those gift cards and the related expenses need to be restated.

Furthermore; during the three and nine month periods ended August 31,2017, the Company did not recognize a deferred tax asset and deferred tax liability on the capital loss and gain from the foreign exchange variations of intercompany loans. Management has determined that a correction is required.

The following table reflects the changes to the Company’s amended and restated condensed interim consolidated financial statements of income and comprehensive income for corrections discussed above:

	As previously
	reported			As restated
	Three-months ended			Three-months ended
(in thousands of dollars)	August 31, 2017	Restatement		August 31, 2017
Revenue	73,605	(1,233	)(i)	72,372
Operating Expenses	46,882	(86	)(ii)	46,796
Income before taxes	20,135	(1,147)		18,988
Deferred Income tax	(954)	1,902	(iii)(iv)	948
Net Income	15,171	(3,049)		12,122
Comprehensive Income	(14,076)	(181)		(14,257)
Basic and diluted EPS	0.71	—		0.56

	As previously
	reported			As restated
	Nine-months ended			Nine-months ended
(in thousands of dollars)	August 31, 2017	Restatement		August 31, 2017
Revenue	213,900	(7,550	)(i)	206,350
Operating Expenses	140,125	(282	)(ii)	139,843
Income before taxes	50,800	(7,268)		43,532
Deferred Income tax	31	(620	)(iii)(iv)	(589)
Net Income	36,997	(6,648)		30,349
Comprehensive Income	9,294	(4,419)		4,875
Basic and diluted EPS	1.72	—		1.40

(i) To adjust breakage revenue recorded following the acquisition of Kahala Brands Ltd.

(ii)To adjust deferred expenses related to gift cards recorded following the acquisition of Kahala Brands Ltd.

(iii)To tax effect the adjustments made to net income before taxes.

(iv) To adjust for deferred tax asset and deferred tax liability on the capital loss and gain from the foreign exchange variations of intercompany loans.

In the amended and restated statement of financial position, the restatement related Kahala gift cards resulted in a decrease in retained earnings of $7.4 million which was offset by an increase in gift card provision of $12.2 million and decrease of deferred income tax liabilities of $4.8 million, as at August 31,2017.

Highlights of significant events during the nine-month period

On June 16, 2017, the Company announced it had completed the acquisition of 80% of the assets of Houston Avenue Bar & Grill (“Houston”) and Industria Pizzeria + Bar (“Industria”). The total purchase price was $21.0 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On April 19, 2017, the Company acquired the remaining non-controlling shareholder interest in 7687567 Canada Inc. (Lucky 8) for a non-material cash consideration.

On February 1, 2017, the Company sold its exclusive Canadian master franchise rights of Yogen Früz for an amount of $0.8 million.

On December 9, 2016, the Company announced that it had completed the acquisition of 60% of the assets of La Diperie for a purchase price of $1.5 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

Core business

MTY franchises and operates quick-service restaurants under the following banners: Tiki-Ming, Sukiyaki, La Crémière, Au Vieux Duluth Express, Carrefour Oriental, Panini Pizza Pasta, Franx Supreme, Croissant Plus, Villa Madina, Cultures, Thaï Express, Vanellis, Kim Chi, “TCBY”, Sushi Shop, Koya Japan, Vie & Nam, Tandori, O’Burger, Tutti Frutti, Taco Time, Country Style, Buns Master, Valentine, Jugo Juice, Mr. Sub, Koryo Korean Barbeque, Mr. Souvlaki, Sushi Go, Mucho Burrito, Extreme Pita, PurBlendz, ThaïZone, Madisons New York Grill & Bar, Café Dépôt, Muffin Plus, Sushi-Man, Fabrika, Van Houtte, Manchu Wok, Wasabi Grill & Noodle and SenseAsian, Tosto, Big Smoke Burger, Cold Stone Creamery, Blimpie, Surf City Squeeze, The Great Steak & Potato Company, NrGize Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie’s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi, Pinkberry, Baja Fresh Mexican Grill, La Salsa Fresh Mexican Grill, La Diperie, Steak Frites St-Paul, Giorgio Ristorante, The Works Gourmet Burger Bistro, Houston Avenue Bar & Grill and Industria Pizzeria + Bar.

As at August 31, 2017, MTY had 5,487 locations in operation, of which 5,413 were franchised or under operator agreements and the remaining 74 locations were operated by MTY.

MTY’s locations can be found in: i) food courts and shopping malls; ii) street front; and, iii) non-traditional format within petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailers shared sites, hospitals, universities, airports and food-truck carts. The non-traditional locations are typically smaller in size, require a lower investment and generate lower revenues than the locations found in shopping malls, food courts or street front locations. The street front locations are mostly made up of the Country Style, La Crémière, Sushi Shop, Taco Time, Tutti Frutti, Valentine, Mr. Sub, ThaïZone, Extreme Pita, Mucho Burrito, Madisons, Blimpie, Cold Stone Creamery banners, Baja Fresh Mexican Grill, Steak Frites St-Paul, Giorgio Ristorante, The Works Gourmet Burger Bistro, Houston Avenue Bar & Grill and Industria Pizzeria

+ Bar. banners. La Crémière, “TCBY” and La Diperie operate primarily from April to September and the others banners operate year round.

MTY has developed several quick service restaurant concepts: Tiki-Ming (Chinese cuisine), was its first banner, followed by Sukiyaki (a Japanese delight), Franx Supreme (hot dog/hamburger), Panini Pizza Pasta, Chick’n’Chick, Caferama, Carrefour Oriental, Villa Madina, Kim Chi, Vie & Nam, Tandori, O’Burger and Tosto.

Other banners added through acquisitions include:

	Acquisition	%	# of franchised	# of corporate
Brand	year	ownership	locations	locations
Fontaine Santé/Veggirama	1999	100%	18	—
La Crémière	2001	100%	71	3
Croissant Plus	2002	100%	18	2
Cultures	2003	100%	24	—
Thaï Express	May 2004	100%	6	—
Mrs. Vanelli’s	June 2004	100%	103	—
TCBY – Canadian master franchise right	September 2005	100%	91	—
Sushi Shop	September 2006	100%	42	5
Koya Japan	October 2006	100%	24	—
Sushi Shop – existing franchise locations	September 2007	100%	—	15
Tutti Frutti	September 2008	100%	29	—
Taco Time – Canadian master franchise rights	October 2008	100%	117	—
Country Style Food Services Holdings Inc.	May 2009	100%	475	5
Groupe Valentine inc.	September 2010	100%	86	9
Jugo Juice	August 2011	100%	134	2
Mr. Submarine	November 2011	100%	338	—
Koryo Korean BBQ	November 2011	100%	19	1
Mr. Souvlaki	September 2012	100%	14	—
SushiGo	June 2013	100%	3	2
Extreme Pita, PurBlendz and Mucho Burrito (“Extreme Brandz”)	September 2013	100%	300 - 34 of which in the United States	5
ThaïZone	September 2013	80% +	25 and 3 mobile	—
	March 2015	20%	restaurants
Madisons	July 2014	90%	14	—
Café Dépôt, Muffin Plus, Sushi-Man	October 2014	100%	88	13
and Fabrika
Van Houtte Café Bistros – perpetual	November 2014	100%	51	1
franchising license
Manchu Wok, Wasabi Grill & Noodle	December 2014	100%	115	17
and SenseAsian
Big Smoke Burger	September 2015	60% +	13	4
	September 2016	40%
Kahala Brands Ltd - Cold Stone	July 2016	100%	2,839	40
Creamery, Blimpie, Taco Time, Surf
City Squeeze, The Great Steak & Potato

	Acquisition	%	# of franchised	# of corporate
Brand	year	ownership	locations	locations
Company, NrGize, Lifestyle Café,
Samurai Sam’s Teriyaki Grill, Frullati
Café & Bakery, Rollerz, Johnnie’s New
York Pizzeria, Ranch One, America’s
Taco Shop, Cereality, Tasti D-Lite,
Planet Smoothie, Maui Wowi and Pinkberry
BF Acquisition Holdings, LLC – Baja	October 2016	100%	167	16
Fresh Mexican Grill and La Salsa Fresh Mexican Grill
La Diperie	December 2016	60%	5	—
Steak Frites St-Paul and Giorgio Ristorante	May 2017	83.25%	15	—
The Works Gourmet Burger Bistro	June 2017	100%	23	4
Houston Avenue Bar & Grill and Industria Pizzeria + Bar	June 2017	80%	12	—

MTY also has an exclusive area development agreement with Restaurant Au Vieux Duluth to develop and sub-franchise Au Vieux Duluth Express quick-service restaurants in the Provinces of Ontario and Quebec.

Revenues from franchise locations are generated from royalty fees, franchise fees, sales of turn key projects, rent, sign rental, supplier contributions, gift card program fees and breakage and sales of other goods and services to franchisees. Revenues from corporate owned locations include sales generated from corporate owned locations. Operating expenses related to franchising include salaries, general and administrative costs associated with existing and new franchisees, expenses in the development of new markets, costs of setting up turn key projects, rent, supplies and equipment sold to franchisees. Corporate owned location expenses include the costs incurred to operate corporate owned locations.

MTY generates revenues from the food processing business discussed herein. The plant produces various products that range from ingredients and ready to eat food sold to restaurants or other food processing plants to prepared food sold in retail stores. The plant generates most of its revenues selling its products to distributors and retailers.

The Company also generates revenues from its distribution center located on the south shore of Montreal. The distribution center mainly serves the Valentine and Franx Supreme franchisees with a broad range of products required in the day-to-day operations of the restaurants.

Description of recent acquisitions

For acquisitions that took place subsequent to August 31,2017, please refer to our subsequent event note 28 in the amended and restated condensed interim consolidated financial statements.

On June 16, 2017, the Company announced it had completed the acquisition of 80% of the assets of Houston Avenue Bar & Grill and Industria Pizzeria + Bar. The purchase price was $21.0 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On April 19, 2017, the Company acquired the remaining non-controlling shareholder interest in 7687567 Canada Inc. (Lucky 8) for a non-material cash consideration.

On December 9, 2016, the Company announced that it had completed the acquisition of 60% of the assets of La Diperie for a purchase price of $1.5 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

On October 5, 2016, the Company completed the acquisition of BF Acquisition Holdings, LLC (BFAH), for a purchase price of approximately $35.4 million. At closing, there were 183 stores in operation in the United States, 16 of which were corporately-owned.

On September 30, 2016, the Company acquired the interest of the non-controlling shareholders of one of its subsidiaries (9410198 Canada Inc., doing business as Big Smoke Burger) for $1.2 million. Following this transaction, the Company has 100% ownership of this subsidiary.

On July 26, 2016, the Company acquired all of the shares of Kahala Brands Ltd. for a total consideration of $394.2 million. Of this amount, $212.4 million was paid in cash. Financing for the acquisition was composed of the issuance of 2,253,930 shares, $33.0 million of MTY’s cash on hand and the remainder was paid by MTY’s new $325.0 million credit facility. Subsequently, the total purchase consideration was adjusted to $393.4 million in order to reflect a net decrease in consideration of $0.8 million due to the receipt of final working capital adjustments and an amendment to the repayment terms of the holdback payable

Summary of quarterly financial information

	Quarters ended
in thousands of $	November	February	May	August	November	February	May	August
	2015	2016	2016	2016	2016	2017	2017	2017
				Restated[3]	Restated[3]	restated[1]	restated[1]	restated

Revenue	$39,481	$35,320	$35,362	$52,886	$67,707	$64,016	$69,962	$72,372

EBITDA [2]	$13,475	$12,106	$12,820	$17,953	$22,962	$16,336	$24,595	$25,576
Net income attributable to owners	$3,119	$7,927	$8,335	$22,685	$15,474	$2,015	$16,033	$12,035
Total comprehensive income (loss) attributable to owners	$3,156	$8,414	$8,266	$16,900	$23,567	$(1,192)	$20,145	$(14,344)

Per share	$0.16	$0.41	$0.44	$1.13	$0.75	$0.09	$0.75	$0.56

Per diluted share	$0.16	$0.41	$0.44	$1.13	$0.75	$0.09	$0.75	$0.56

1 Certain amounts here do not correspond to the interim condensed consolidated financial statements for the periods ending February 28,2017 and May 31, 2017 and reflect adjustments made, refer to our press released dated November 22, 2017.

2 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

3Amounts restated to reflect the gain on taco time contract termination and the reclass of an unrealized foreign exchange gain previously recorded in other comprehensive income as described in Note 29 of the amended and restated condensed interim consolidated financial statements for the three and nine month periods ending August 31, 2017.

Segment note disclosure

Management monitors and evaluates results of the Company based on geographical segments; these two segments being Canadian and United States of America. Each geographical area is managed by their respective Chief Operating Officers (COO) whom brand leaders report to account for the results of their operations.

Results of operations for the nine-month period ended August 31, 2017

Revenue

During the first nine months of the 2017 fiscal year, the Company’s total revenue increased by 67% to reach $206.4 million. Revenues for the two segments of business are broken down as follows:

Segment	Sub-division	August 31, 2017 ($ million) (as restated)	August 31, 2016 ($ million)	Variation (as restated)
Canada	Franchise operation	76.5	78.8	(3)%
	Corporate stores	17.2	16.7	3%
	Food processing	10.5	9.6	9%
	Intercompany transactions	(2.0)	(1.4)	N/A
Total Canada		102.2	103.7	(1)%

USA &	Franchise operation	82.5	14.3	475%
International	Corporate stores	21.9	5.6	292%
	Intercompany transactions	(0.2)	—	N/A
Total USA/International		104.2	19.9	423%
Total operating revenues		206.4	123.6	67%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada decreased compared to prior year. Several factors contributed to the variation, as listed below:

$ million

Revenues, first nine months of 2016	78.8
Increase in recurring revenue steams	1.3
Decrease in initial franchise fees, renewal fees and transfer fees	(1.2)
Decrease in turn key, sales of material to franchisees and rent revenues	(2.6)
Other non-material variations	0.2
Revenues, first nine months of 2017	76.5

Revenue from corporate owned locations increased by 3%, to $17.2 million during the nine-month period. The increase is mainly due to sales from the newly acquired the Works Gourmet Burger Bistro which included 4 corporate locations and offset by the sale and closure of some corporate stores. At the end of the period, the company had 38 corporate stores in Canada, compared to 37 a year earlier.

Food processing revenues increased by 9% during the first nine-months of 2017, mainly due to the continuous addition of new product lines.

USA/International revenue analysis:

During the first nine months of 2017, the Company benefitted from the impact of the acquisitions of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which were realised in the third and fourth quarter of 2016 respectively; these transactions account for most of the increase in all revenue streams.

Cost of sales and other operating expenses

During the first nine months of 2017, operating expenses increased by 73%. Operating expenses for the two business segments were incurred as follows:

Segment	Sub-division	August 31, 2017 ($ million) (as restated)	August 31, 2016 ($ million)	Variation (as restated)
Canada	Franchise operation	40.6	42.0	(3)%
	Corporate stores	17.3	17.4	N/A
	Food processing	9.7	8.8	10%
	Intercompany transactions	(2.2)	(1.4)	N/A
Total Canada		65.4	66.8	(2)%

USA &	Franchise operation	49.4	9.1	442%
International	Corporate stores	25.1	4.8	424%
	Intercompany transactions	—	—	N/A
Total USA/International		74.5	13.9	436%
Total cost of sales and other operating expenses		139.9	80.7	73%

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $1.4 million during the first nine months of 2017 compared to the same period last year. The decrease is mostly attributable to a decrease in turnkey which fluctuated in line with revenues. This was partially offset by an increase in the wages and benefits and in lease termination costs.

Expenses from corporate owned location remained mostly unchanged due to recently acquired corporate locations cost offsetting the sale and closure of some corporate stores, as explained in the revenue section.

Expenses from food processing increased by $0.9 million during the first nine months of 2017 compared to the same period last year. The increase is predominantly explained by the new product lines as explained in the revenue section.

USA/International cost of sales and other operating expenses analysis:

During the nine-month period, the Company incurred additional operational costs for this segment as a result of the acquisition of Kahala Brands Ltd. And BF Acquisition Holdings, LLC. which accounts for most of the variance in costs. Operating expenses in the US were also impacted adversely by provisions taken on two loans receivable from multiple-unit holders which were deemed to have become impaired.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	Nine months ended August 31, 2017
		USA & International	Total
(In millions $)	Canada	(as restated)	(as restated)
Revenues	102.2	104.2	206.4
Expenses	65.4	74.5	139.9
EBITDA[1]	36.9	29.6	66.5
EBITDA as a % of Revenue	36%	28%	32%

	Nine months ended August 31, 2016
(In millions $)	Canada	USA & International	Total
Revenues	103.7	19.9	123.6
Expenses	66.8	13.9	80.7
EBITDA[1]	36.9	6.0	42.9
EBITDA as a % of Revenue	36%	30%	35%

Below is a summary of performance segmented by product/service:

	Nine months ended August 31, 2017
	Franchise			Intercompany	Total
(In millions $)	(as restated)	Corporate	Processing	transactions	(as restated)
Revenues	159.0	39.1	10.5	(2.2)	206.4
Expenses	90.0	42.4	9.7	(2.2)	139.9
EBITDA[1]	69.0	(3.3)	0.8	—	66.5
EBITDA as a % of Revenue	43%	N/A	7%	N/A	32%

	Nine months ended August 31, 2016
				Intercompany
(In millions $)	Franchise	Corporate	Processing	transactions	Total
Revenues	93.1	22.2	9.6	(1.4)	123.5
Expenses	51.1	22.1	8.8	(1.4)	80.6
EBITDA[1]	42.0	0.1	0.8	—	42.9
EBITDA as a % of Revenue	45%	1%	8%	N/A	35%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 13.

Total EBITDA for the nine-month period ended August 31, 2017 was $66.5 million, an increase of 55% compared to the same period last year. The USA/International operations contributed all of the total increase. The increase in USA/International EBITDA is due to the acquisition of Kahala Brands LTD. and BF Acquisition Holdings, LLC.

In Canada, EBITDA for the first nine months of 2017 remained the same compared to the same period last year. EBITDA from Franchising operations decreased by $0.8 million, mostly as a result of non-recurring initial franchise fees, renewal fees and transfer fees.

The USA & International EBITDA grew substantially despite the adverse impact of a significantly weaker US dollar in the third quarter of 2017, which affects the values of the EBITDA generated in US dollars after it is translated into our presentation currency, the Canadian dollar.

Net income

For the nine-month period ended August 31, 2017, net income attributable to owners decreased by 23%, to $30.1 million or $1.40 per share ($1.40 per diluted share) compared to $38.9 million or $2.01 per share ($2.01 per diluted share) for the same period last year.

The 2016 results were impacted by a non-recurring gain on a foreign exchange derivative contract of $8.0 million and a one-time gain on taco time contract termination. Excluding the impact of these gains realised in 2016, net income has increased by 7% compared to the same period last year.

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Period ended	Period ended
	August 31, 2017	August 31, 2016
(in thousands of dollars)	(as restated)	(as restated)

Income before taxes	43,532	49,853
Depreciation – property, plant and equipment	2,148	1,219
Amortization – intangible assets	16,792	5,824
Interest on long-term debt	7,844	1,061
Foreign exchange loss (gain)	(2,364)	(1,793)
Interest income	(373)	(213)
Gain on Taco Time contract termination	—	(3,644)
Realized gain on foreign exchange derivative	—	(7,980)
Gain on disposal of property, plant and equipment and intangibles	(1,072)	(1,448)
EBITDA	66,507	42,879

Other income and charges

Interest on long-term debt increased to $7.8 million from $1.1 million during the nine-month period mainly as a result of the interest on the new credit facilities related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

Income taxes

The provision for income taxes as a percentage of income before taxes has increased to 30.2% of income before taxes. The increase primarily due to unrealized losses, permanent differences and as well adjustments to prior year provisions, which were partially offset by differences between Canadian and foreign statutory rates.

Results of operations for the three-month period ended August 31, 2017

Revenue

During the third quarter of the 2017 fiscal year, the Company’s total revenue increased by 37% to reach $72.4 million. Revenues for the two segments of business are broken down as follows:

Segment	Sub-division	August 31, 2017 ($ million) (as restated)	August 31, 2016 ($ million)	Variation (as restated)
Canada	Franchise operation	26.8	27.4	(2)%
	Corporate stores	7.4	6.5	13%
	Food processing	3.4	3.2	6%
	Intercompany transactions	(0.9)	(0.3)	N/A
Total Canada		36.7	36.8	N/A

USA &	Franchise operation	29.0	12.1	140%
International	Corporate stores	6.8	4.0	69%
	Intercompany transactions	(0.1)	—	N/A
Total USA/International		35.7	16.1	122%
Total operating revenues		72.4	52.9	37%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada decreased by 2% compared to prior year. Several factors contributed to the variation, as listed below:

$ million

Revenues, third quarter of 2016	27.4
Increase in recurring revenue steams	1.3
Decrease in initial franchise fees, renewal fees and transfer fees	(0.5)
Decrease in turn key, sales of material to franchisees and rent revenues	(1.3)
Other non-material variations	(0.1)
Revenues, third quarter of 2017	26.8

Revenue from corporate owned locations increased by 13%, to $7.4 million during the three-month period. The increase is mainly due to sales from the newly acquired the Works Gourmet Burger Bistro which included 4 corporate locations and offset by the sale and closure of some corporate stores. At the end of the period, the company had 38 corporate stores in Canada, compared to 37 a year earlier.

Food processing revenues increased by 6% during the third quarter of 2017, mainly due to the continuous addition of new product lines.

USA/International revenue analysis:

During the third quarter of 2017, the Company benefitted from the impact of the acquisitions of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which were realised in the third and fourth quarter of 2016 respectively; these transactions account for most of the increase in all revenue streams.

Cost of sales and other operating expenses

During the third quarter of 2017, operating expenses increased by 34%. Operating expenses for the two business segments were incurred as follows:

Segment	Sub-division	August 31, 2017 ($ million) (as restated)	August 31, 2016 ($ million)	Variation (as restated)
Canada	Franchise operation	13.8	14.6	(6)%
	Corporate stores	7.1	6.2	15%
	Food processing	3.1	2.9	5%
	Intercompany transactions	(1.0)	(0.3)	N/A
Total Canada		23.0	23.4	(2)%

USA &	Franchise operation	16.8	8.0	110%
International	Corporate stores	7.0	3.5	99%
	Intercompany transactions	—	—	N/A
Total USA/International		23.8	11.5	107%
Total cost of sales and other operating expenses		46.8	34.9	34%

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $0.8 million during the third quarter of 2017 compared to the same period last year. This is mostly attributable to a decrease in the cost of turnkeys which fluctuated in line with revenues. There was also a decrease in legal and consulting fees compared to the prior year as the three months ended August 31, 2016 had the impact of fees associated with the purchase of Kahala Brands. These decreases were partially offset by an increase in the wages and benefits and lease termination costs.

Corporate stores costs increased for the three-month period ended August 31, 2017 by 15% compared to prior year. The increase is attributable to having 7 casual dining restaurants corporately-operated during the quarter, compared to none in the same period in 2016; casual dining restaurants are typically more labour-intensive than quick service restaurants.

Expenses from the food processing segment fluctuated mostly as a function of factors explained in the Revenue section above.

USA/International cost of sales and other operating expenses analysis:

During the three-month period, the Company incurred additional operational costs for this segment as a result of the acquisition of Kahala Brands Ltd. And BF Acquisition Holdings, LLC. which accounts for most of the variance in costs. Operating expenses in the US were also impacted adversely by provisions taken on two loans receivable from multiple-unit holders which were deemed to have become impaired.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	Three months ended August 31, 2017
		USA & International	Total
(In millions $)	Canada	(as restated)	(as restated)
Revenues	36.7	35.7	72.4
Expenses	23.0	23.8	46.8
EBITDA[1]	13.7	11.9	25.6
EBITDA as a % of Revenue	37%	33%	35%

	Three months ended August 31, 2016
(In millions $)	Canada	USA & International	Total
Revenues	36.8	16.1	52.9
Expenses	23.4	11.5	34.9
EBITDA[1]	13.4	4.6	18.0
EBITDA as a % of Revenue	36%	28%	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Below is a summary of performance segmented by product/service:

	Three months ended August 31, 2017
	Franchise			Intercompany	Total
(In millions $)	(as restated)	Corporate	Processing	transactions	(as restated)
Revenues	55.8	14.2	3.4	(1.0)	72.4
Expenses	30.6	14.1	3.1	(1.0)	46.8
EBITDA[1]	25.2	0.1	0.3	N/A	25.6
EBITDA as a % of Revenue	45%	1%	9%	N/A	35%

	Three months ended August 31, 2016
				Intercompany
(In millions $)	Franchise	Corporate	Processing	transactions	Total
Revenues	39.5	10.6	3.2	(0.4)	52.9
Expenses	22.7	9.7	2.9	(0.4)	34.9
EBITDA[1]	16.8	0.9	0.3	—	18.0
EBITDA as a % of Revenue	43%	8%	8%	N/A	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Total EBITDA for the three-month period ended August 31, 2017 was $25.6 million, an increase of $7.6 million compared to the same period last year. The USA/International operations contributed all of the total increase. The increase in USA/International EBITDA is due to the acquisition of Kahala Brands LTD. and BF Acquisition Holdings, LLC.

In Canada, EBITDA for the third quarter of 2017 increased by $0.3 million compared to the same period last year mostly due to the franchising operations which saw a $0.2 million increase in EBITDA. The decrease in operating expenses is primarily due to a decrease in area development fees and legal and consulting fees that exceed the decrease in revenues.

Net income

For the three-month period ended August 31, 2017, net income attributable to owners decreased by $10.7 million, to $12.0 million or $0.56 per share ($0.56 per diluted share) compared to $22.7 million or $1.13 per share ($1.13 per diluted share) for the same period last year.

The decrease is mainly due to a non-recurring $8.0 million gain on a foreign exchange derivative recorded during the third quarter of 2016 and as well the one time gain on Taco Time contract termination recognized upon acquisition of Kahala Brands Ltd, which more than offset the impact of a full quarter of Kahala Brands Ltd. in 2017. Excluding the impact of these gains realised in 2016, net income has increased by 9% compared to the same period last year.

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Period ended	Period ended
(in thousands of dollars)	August 31, 2017	August 31, 2016
	(as restated)	(as restated)

Income before taxes	18,988	27,320
Depreciation – property, plant and equipment	591	490
Amortization – intangible assets	5,525	2,589
Interest on long-term debt	2,699	958
Foreign exchange loss (gain)	(1,745)	(1,835)
Interest income	(154)	(82)
Gain on Taco Time contract termination	—	(3,644)
Realized gain on foreign exchange derivative	—	(7,980)
Loss (gain) on disposal of property, plant and equipment and intangibles	(328)	137
EBITDA	25,576	17,953

Other income and charges

Interest on long-term debt increased to $2.7 million from $1.0 million during the three-month period as a result of the interest on the new credit facilities related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC that has only been in place for a portion of the three-month period in 2016.

Income taxes

The provision for income taxes as a percentage of income before taxes has increased to 35.4% of income before taxes. The increase in rate mainly stems from an unrealized capital loss on foreign exchange on which no deferred income tax asset was recorded, while in 2016 previously unrecognized tax losses were utilized on foreign exchange capital gains.

Contractual obligations and long-term debt

The obligations pertaining to the long-term debt and the minimum rentals for the leases that are not subleased are as follows:

For the period ending		Net lease	Total contractual
(In thousands $)	Long term debt(1)	commitments	obligations
12 months ending August 2018	4,139	9,644	13,783
12 months ending August 2019	5,157	8,398	13,555
12 months ending August 2020	6,557	7,678	14,235
12 months ending August 2021	213,530	7,106	220,636
12 months ending August 2022	3,923	5,953	9,876
Balance of commitments	29	12,394	12,423
	233,335	51,173	284,508

(1)	Amounts shown represent the total amount payable at maturity and are therefore undiscounted. For total commitments, please refer to the August 31, 2017 amended and restated condensed interim consolidated financial statements

Long-term debt includes interest bearing term loans related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, non-interest bearing holdbacks on acquisitions and non-interest bearing contract cancellation fees.

At the end of the quarter, the Company modified its term credit facility by rolling it into the existing revolving credit facility which resulted in the cancellation of its term credit facility and in CAD$213.5 million being drawn from the revolving credit facility. Interest rates are variable for this credit facility and are based on various financing instruments that have maturities from 1 to 180 days. Interest rates also depend on the Company’s debt-to-equity ratio, where a lower indebtedness results in more favorable terms. Interest rates are variable and are based on various financing instruments that have maturities from 1 to 180 days. Interest rates also depend on the Company’s debt-to-equity ratio, where a lower indebtedness results in more favorable terms.

For amounts drawn in US dollars, the Company has the option to pay interest based on US base rates 4.75% as at August 31, 2017 (3.25% as at November 30, 2016), plus a margin not exceeding 2.00%, or based on LIBOR plus a margin not exceeding 3.00%. For amounts drawn in Canadian dollars, the Company has the option to pay interest based on the Canada Prime rate, 3.95% as at August 31, 2017 (2.70% as at November 30, 2016), as determined by the Toronto-Dominion Bank of Canada, plus a margin not exceeding 2.00% or based on Banker’s Acceptances, plus a margin not exceeding 3.00%.

Liquidity and capital resources

August 31, 2017, the amount held in cash totalled $40.9 million, an increase of $4.7 million since the end of the 2016 fiscal period.

During the first nine months of 2017, the Company paid $7.4 million in dividends to its shareholders, disbursed $21.4 million on acquisitions and repaid a net of $32.2 million on its long-term debt. This had no significant impact on the cash position of the Company as a result of strong cash flows generated by operations.

Cash flows generated by operating activities were $65.4 million during the first nine-months of 2017, compared to $35.8 million for the same period in 2016. Excluding the variation in non-cash working capital items, income taxes and interest paid, operations generated $72.5 million in cash flows, compared to $47.0 million in 2016, which represents an increase of 54% compared to the same period last year.

On August 29, 2017, the Company modified its existing credit facilities payable to a syndicate of lenders. The modification resulted in an increase to the revolving credit facility which now has an authorized amount of $305.0 million, (November 30, 2016 - $150.0 million) and the cancellation of the existing term loan of $154.7 million (November 30, 2016 $165.0 million). Transaction costs of $0.5 million were incurred and will be deferred and amortized over the remaining 4 years of the life of the revolver. As at August 31, 2017, $213.5 million was drawn from the revolving credit facility.

The facility has the following financial covenants:

•	The Debt to EBITDA ratio must be less than or equal to 3.50:1.00 from July 21, 2017 to July 20, 2018 and less than 3.00:1.00 thereafter.
•	The fixed charges coverage ratio must be at 1.25:1.00 at all times.

The credit agreement also contains various limitations on distributions and on the usage of the proceeds from the disposal of assets which are not expected to impact the Company during the term of the credit agreement.

The revolving facility is repayable without penalty with the balance due on the date of maturity July 21, 2021.

At quarter end, the Company was in compliance with the covenants of the credit agreement.

In the short-term, management will continue to open new locations that will be funded by new franchisees. MTY will continue its efforts to sell some of its existing corporate owned locations and will seek new opportunities to acquire other food service operations.

Financial position

Accounts receivable at the end of the period were at $34.0 million, compared to $36.1 million at the end of the 2016 fiscal period. The decrease is due to timing of cash receipts.

Loans receivable were $6.1 million at quarter end, $1.9 million lower than at November 30, 2016. The decrease is due mainly to the foreign exchange rate fluctuation as 92% of the balance is in USD, as well as provisions taken on two notes from multiple-unit holders as they have become impaired during the period. The remainder of the variance is due to monthly payments received.

Property, plant and equipment decreased by $0.4 million and intangible assets decreased by $28.3 million compared to prior year. The decrease is mostly due to amortization, as well as the foreign exchange impact on the assets held by the Company’s foreign subsidiaries. These decreases were offset by the additions due to the acquisitions of the period. Property, plant and equipment also decreased due to the sale of certain corporate stores in the USA.

Accounts payable increased to $52.2 million as at August 31, 2017, from $48.8 million as at November 30, 2016. The $3.4 million increase due to the timing of cash payments.

Provisions, which are composed of litigation and dispute, closed store and gift card provisions, increased to $80.7 million as at August 31, 2017 from $79.6 million as at November 30, 2016. The increase is primarily due to additional provision taken for litigations, disputes and closed stores.

Deferred revenues and deposits consist of distribution rights which are earned on a consumption basis, deferred rent payment received and include initial franchise fees to be earned once substantially all of the initial services have been performed. The balance as at August 31, 2017 was $22.4 million, an increase of $1.9 million since November 30, 2016. The increase stems mostly from new distribution rights received during the third quarter of 2017. These amounts will be recognized to income as they are earned.

Long-term debt includes interest bearing loans related to the acquisition of Kahala Brands Ltd., non-interest bearing holdbacks on acquisitions and non- interest bearing contract cancellation fees. During the nine-month period, the Company repaid a net of $32.2 million on its long-term debt.

Further details on the above statement of financial position items can be found in the notes to the amended and restated August 31, 2017 condensed interim consolidated financial statements.

Location information

MTY’s locations can be found in: i) food courts and shopping malls; ii) street front; and iii) non-traditional format within petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailer shared sites, hospitals, universities and airports. The non-traditional locations are typically smaller in size, require lower investment and generate lower revenue than the shopping malls, food courts and street front locations.

	Number of locations
	August 31,	August 31,
	2017	2016
Franchises, beginning of period	5,599	2,695
Corporate owned, beginning of year
Canada	31	40
United States	51	3

Opened during the period	183	128

Closed during the period	(337)	(211)

Acquired during the period	59	2,879
Reduction due to sale of Yogen Früz	(99)	—
Total end of period	5,487	5,534

Franchises, end of period	5,413	5,457
Corporate owned, end of period
Canada	38	33
United States	36	44
Total end of period	5,487	5,534

During the first nine months of 2017, the Company completed the following acquisitions:

Concept	Number of restaurants
at closing
Le Diperie	5
Steak Frites St-Paul	9
Giorgio Ristorante	6
The Works	27
Houston Avenue Bar & Grill	9
Industria Pizzeria + Bar	3
Total number of restaurants acquired	59

On February 1st, 2017, the Company sold its Yogen Früz Master franchise rights back to Yogen Früz Canada. This transaction resulted in a reduction of 99 locations to our store count.

Excluding the six transactions above, the Company’s network opened 183 locations (85 in Canada, 60 in the United States and 38 International) and closed 337 locations (134 in Canada, 141 in the United States and 62 International) during the first three quarters of 2017.

The net reduction of 154 locations (60 in the first quarter, 48 in the second quarter and 46 in the third quarter) results from a multitude of factors, which includes competitive pressures, leases expiring and closure of underperforming stores.

The average monthly sales for the stores closed during the first nine months of 2017 was approximately $19,100, while the average monthly sales of stores opened during the same period was approximately $28,100.

The chart below provides the breakdown of MTY’s locations and system sales by type:

			% of system sales
Location type	% of location count as at		nine months ended
	August 31		August 31
	2017	2016	2017	2016
Shopping mall & food court	23%	25%	26%	40%
Street front	48%	46%	57%	48%
Non-traditional format	29%	39%	17%	12%

The geographical breakdown of MTY’s locations and system sales consists of:

			% of system sales
Geographical location	% of location count as at		nine months ended
	August 31		August 31
	2017	2016	2017	2016
Ontario	17%	18%	14%	23%
Quebec & Eastern Canada	17%	17%	18%	34%
Western Canada	10%	10%	10%	20%
United States	47%	46%	50%	17%
International	9%	9%	8%	6%

In the United States, the states of California, Texas and Florida represent the largest number of locations. They respectively represent 8%, 3% and 3% of the total locations in MTY’s network.

For the first nine months of 2017, casual dining concepts generate approximately 3.5% of system sales, while quick-service and fast casual concepts generated the balance. It is expected casual dining sales will represent between 5% and 7% of sales as the impact of the 2017 acquisitions gets annualized.

System wide sales

During the first nine months of 2017, MTY’s network generated $1,757.6 million in sales, an increase of 85% compared to the same period in 2016. The increase is distributed as follows:

Sales (millions of $)

Reported sales – first nine months of 2016	948.9
Net increase in sales generated by concepts acquired during 2016	770.0
Net increase in sales generated by concepts acquired during 2017	20.6
Net decrease resulting from the sale of the Yogen Früz network	(8.8)
Net increase resulting from stores opened in the last 21 months	58.6
Net decrease resulting from stores closed in the last 21 months	(24.5)
Impact of same store sales growth	(7.2)
Cumulative impact of foreign exchange variation	(4.6)
Other non-material variations	4.6
Reported sales – first nine months of 2017	1,757.6

For the first nine months of 2017, system sales totalled $1,757.6 million, compared to $948.9 million during the same period last year. The acquisitions realized in the second half of 2016 and during 2017 accounted for nearly all of the increase. The net impact of stores opened in the past 21 months contributed $58.6 million while the net impact of stores closed during the same period caused a reduction of $24.5 million.

During the third quarter of 2017, system sales reached $634.9 million, an increase of 54% over the comparable period last year. The increase is due to the acquisitions realized in the second half of 2016 and during 2017. During the quarter, 22 locations had to temporarily close because of hurricane Harvey; together, they were closed for a cumulative 106 days.

During the first nine months of 2017, only Cold Stone Creamery represented more than 10% of system sales, generating over one quarter of the total sales of MTY’s network.

System wide sales include sales for corporate and franchise locations and exclude sales realized by the distribution center or by the food processing plant. System sales are converted from the currency in which they are generated into Canadian dollars for presentation purposes; they are therefore subject to variations in foreign exchange rates.

Same store sales

During the three months ended August 31, 2017, same store sales grew by 0.7% over the same period last year. Year to date, same store sales have declined 0.9%. Excluding the impact of the leap year in 2016, the year to date decline would be approximately 0.6%.

Same store sales growth was broken down as follows in MTY’s main regions:

Region	Quarter ended	Nine months ended
	August 31, 2017

Canada	+1.5%	-0.5%
United States	-1.8%	-2.2%
International	+1.3%	-4.0%
Total	+0.7%	-0.9%

During the third quarter, same store sales for Canadian locations increased by 1.5%, with all three months reporting positive numbers. Alberta has seen a minor directional improvement despite still facing severe headwinds, while Saskatchewan, which was already facing the same headwinds, was affected adversely by the introduction of the new meal tax in which seemed to deter customers. Quebec and British Columbia both continued on the momentum gained in the first two quarters, posting solid results.

In the United States, the network’s two largest markets, the states of California and Florida were both down during the quarter, while the next three largest markets, the states of Illinois, Texas and Washington were all positive.

For the rest of 2017 and for 2018, management expects competition in both the Canadian and US markets to intensify further both from a price and an offering point of view. Although consumer confidence seems to be favorable at the moment, volatility in the price of commodities and currencies has a very material impact on employment rates and disposable income for MTY’s customers, resulting in uncertainty with respect to the future. Minimum wage increases in some regions are expected to cause some changes to the industry, and the reaction of customers to those changes cannot be anticipated at this moment. Restaurants are also facing more and more competition for food dollars coming from various sources including retail stores and “grab and go” types of offering.

Stock options

During the period, 200,000 options were granted. As at August 31, 2017 there are 200,000 options outstanding and none that are exercisable.

Subsequent Events

On September 29, 2017, the Company completed its acquisition of the assets of Dagwoods Sandwiches and Salads (“Dagwoods”) for a total consideration of approximately $3.0 million of which $2.6 million was paid on closing in cash with cash on hand and the remainder retained as a holdback on the transaction. Dagwoods currently operates 22 Canadian locations.

On October 17, 2017, the Company approved a quarterly dividend of $0.115 per common share. Dividends were paid on November 15, 2017 and amounted to $2,458.

On December 1, 2017, the Company completed its acquisition of all of the limited liability company interests in CB Franchise Systems, LLC (“The Counter”), Built Franchise Systems, LLC (“Built”) for a total consideration of $33 million (US$ 24.6 million) of which $30 million (US$ 22.3 million) was settled in cash and the remainder retained as a holdback on the transaction.

On December 12, 2017, the Company announced that it has entered into a definitive combination agreement under which a wholly owned subsidiary would acquire all of the outstanding Imvescor Restaurant Group Inc. (“Imvescor “), common shares for $4.10 per Imvescor share, representing a total consideration of approximately $248 million, subject to customary closing conditions, including the receipt of regulatory and Imvescor shareholder approvals.

Seasonality

Results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The Company expects that seasonality will be a material factor in the quarterly variation of its results. System sales fluctuate seasonally. During January and February sales are historically lower than average due to weather conditions. Sales are historically above average during May to August; given the addition of Cold Stone Creamery, which is now MTY’s largest concept and which is also extremely seasonal, this pattern is expected to be more important in the future. This is generally as a result of higher traffic in the street front locations, higher sales from seasonal locations only operating during the summer months and higher sales from shopping centre locations. Sales for shopping mall locations are also higher than average in December during the Christmas shopping period.

Contingent liabilities

The Company is involved in legal claims associated with its current business activities, the outcome of which is not determinable. Management believes that these legal claims will have no significant impact on the financial statements of the Company.

Guarantee

The Company has provided a guarantee in form of a letter of credit for an amount of $nil (November 30, 2016 - $0.1 million). The Company has provided a guarantee on certain leases for which it is not the lessee, for a cumulative amount of $1.5 million (November 30, 2016 - $1.7 million).

Risks and uncertainties

Despite the fact that the Company has various numbers of concepts, diversified in type of locations and geographics across Canada and the United States, the performance of the Company is also influenced by changes in demographic trends, traffic patterns, occupancy level of malls and office towers and the type, number, and location of competing restaurants. In addition, factors such as innovation, increased food costs, labour and benefits costs, occupancy costs and the availability of experienced management and hourly employees may adversely affect the Company. Changing consumer preferences and discretionary spending patterns could oblige the Company to modify or discontinue concepts and/or menus and could result in a reduction of revenue and operating income. Even if the Company was able to compete successfully with other restaurant companies with similar concepts, it may be forced to make changes in one or more of its concepts in order to respond to changes in consumer tastes or dining patterns. If the Company changes a concept, it may lose additional customers who do not prefer the new concept and menu, and it may not be able to attract a sufficient new customer base to produce the revenue needed to make the concept profitable. Similarly, the Company may have different or additional competitors for its intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. The Company’s success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could reduce revenue and operating income.

The growth of MTY is dependent on maintaining the current franchise system which is subject to the renewal of existing leases at sustainable rates, MTY’s ability to continue to expand by obtaining acceptable store sites and lease terms, obtaining qualified franchisees, increasing comparable store sales and completing acquisitions. The time, energy and resources involved in the integration of the acquired businesses into the MTY system and culture could also have an impact on MTY’s results.

Off-balance sheet arrangement

MTY has no off-balance sheet arrangements.

Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details of transactions between the Company and other related parties are disclosed below.

The remuneration of key management personnel and directors during the period was as follows:

	Three months ended		Nine months ended
(In thousands $)	August 31		August 31
	2017	2016	2017	2016
	$	$	$	$

Short-term benefits	359	293	1,062	709
Share-based payment	159	—	244	—
Board member fees	13	17	37	39
Total remuneration of key management personnel	531	310	1,343	748

Key management personnel is composed of the Company’s CEO, the COO’s for Canada or USA and the CFO. The remuneration of directors and key executives is determined by the Board of directors having regard to the performance of individuals and market trends.

Given its widely held share base, the Company does not have an ultimate controlling party; its most important shareholder is its CEO, who controls 23% of the outstanding shares.

The Company also pays employment benefits to individuals related to members of the key management personnel described above. Their total remuneration was as follows:

	Three months ended		Nine months ended
(In thousands $)	August 31		August 31
	2017	2016	2017	2016
	$	$	$	$

Short-term benefits	210	165	541	455
Total remuneration of individuals related to
key management personnel	210	165	541	455

Future accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standard Board (“IASB”) that are not yet effective for the period ended November 30, 2017, and have not been applied in preparing these amended and restated condensed interim consolidated financial statements.

The following standards may have a material impact on the amended and restated condensed interim consolidated financial statements of the Company:

Standard	Issue date	Effective date (1)	Impact

IFRS 2 Share Based Payment	June 2016	January 1, 2018	In assessment
IFRS 9 Financial Instruments	July 2014	January 1, 2018	In assessment
IFRS 15 Revenue from contracts with customers	May 2014	January 1, 2018	In assessment
IFRS 16 Leases	January 2016	January 1, 2019	In assessment
IAS 12 Income taxes	January 2016	January 1, 2017	In assessment
IAS 7 Statement of cash flows	January 2016	January 1, 2017	In assessment
IFRIC 22 Foreign Currency Transactions and
Advance Consideration	December 2016	January 1, 2018	In assessment
IFRIC 23 Uncertainty over Income Tax Treatment	September 2017	January 1, 2019	In assessment

(1) Applicable to fiscal years beginning on or after this date

IFRS 2 has been modified to provide further guidance in relation to the treatment of vesting and non-vesting conditions. It also clarifies the accounting impact for when the terms and conditions of a cash-settled share-based payment transaction are modified.

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. The Standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions. IFRS 9 does not replace the requirement for portfolio fair value hedge accounting for interest risk since this phase of the project was separated from IFRS project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process Consequently, the exception in IAS 39 for fair value hedge of an interest rate exposure of a portfolio of financial assets or financial liabilities continues to apply.

IFRS 15 replaces the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18

Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. This new standard sets out the requirements for recognizing and disclosing revenue that apply to all contracts with customers.

On January 13, 2016, the IASB issued IFRS 16 that provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). In contrast, IFRS 16 does not include significant changes to the requirements for lessors. IFRS 16 is effective January 1, 2019 with earlier application permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

IAS 12 provides further clarification with regards to the recognition of deferred tax assets for unrealized losses.

The IASB amended IAS 7 as part of its initiative regarding the disclosure requirements on financing activities in the statement of cash flows. The Company does not foresee any material impact on the disclosure currently presented as a result of this amendment.

IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.

IFRIC 23 is a new standard that will clarify how to apply the recognition and measurement requirements for IAS 12 when there is uncertainty over income tax treatments.

The Company is in the process of assessing the impact of these standards on its condensed interim consolidated financial statements. Although the extent of the impact has not yet been determined, the Company expects that the adoption of IFRS 15 and IFRS 16 will result in material changes to its consolidated statement of income and consolidated statement of financial position.

Economic environment risk

The business of the Company is dependent upon numerous aspects of a healthy general economic environment, from strong consumer spending to provide sales revenue, to available credit to finance the franchisees and the Company. In light of recent upheaval in economic, credit and capital markets, the Company’s performance and market price may be adversely affected. The Company’s current planning assumptions forecast that the quick service restaurant industry will be impacted by the current economic recession in the provinces in which it operates. However, management is of the opinion that the current economic situation will not have a major impact on the Company due to the following reasons: 1) the Company has strong cash flows; 2) quick service restaurants represent an affordable dining out option for consumers in an economic slowdown.

Financial instruments and financial risk exposure

In the normal course of business, the Company uses various financial instruments which by their nature involve risk, including market risk and the credit risk of non-performance by counterparties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Fair value of recognized financial instruments

The Company issued as part of its consideration for the acquisition of Houston Avenue Bar & Grill and Industria Pizzeria + Bar promissory notes to the vendors and the minority shareholders of 10220396 Canada Inc. The promissory notes are subject to earn out provisions, which are based on future earnings. These promissory notes are repayable in June 2019 and June 2022. These promissory notes have been recorded at fair value and are remeasured on recurring basis.

A discounted cash flow method was used to capture the present value of the expected future economic benefits that will flow out of the Company, with respect to these promissory notes. These notes are subject to significant unobservable inputs such as discount rates and projected revenues and EBITDA. An increase or decrease by 1% in the discount rates used would have an impact of $0.2 million on the fair value, as at August 31, 2017.

A fair value re measurement of $nil was recorded for these promissory notes for the nine-month period ended August 31, 2017.

The Company in conjunction with the acquisition of Houston Avenue Bar & Grill and Industria Pizzeria + Bar entered into an agreement to acquire the non-controlling interest in 10220396 Canada Inc, in June 2022. The consideration to be paid for this acquisition will be based on future earnings. As a result, the Company has recorded an obligation at fair value and is remeasured quarterly.

A discounted cash flow method was used to capture the present value of the expected future economic benefits that will flow out of the Company, with respect to this obligation. The non-controlling interest buyback obligation is subject to significant unobservable inputs such as discount rate and projected EBITDA. An increase or decrease by 1% in the discount rates used would have an impact of $nil on the carrying amount, as at August 31, 2017.

A fair value re measurement of $nil was recorded for this non-controlling interest buyback obligation for the nine-month period ended August 31, 2017.

Fair value hierarchy as at August 31, 2017
	Level 1	Level 2	Level 3
Financial liabilities

Promissory notes related to the acquisition of Houston Avenue Bar & Grill and Industria Pizzeria + Bar	—	—	5,248
Non-controlling interest buyback obligation	—	—	957

Financial Liabilities	—	—	6,205

For the remaining financial assets and financial liabilities of the Company the carrying amounts are a reasonable approximation of fair value as at August 31, 2017 and as at November 30, 2016.

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at August 31, 2017.

Credit risk

The Company’s credit risk is primarily attributable to its trade receivables. The amounts disclosed in the amended and restated condensed interim consolidated statement of financial position are net of allowances for bad debts, estimated by the Company’s management based on past experience and counterparty specific circumstances. The Company believes that the credit risk of accounts receivable is limited for the following reasons:

-	Other than receivables from international locations, the Company’s broad client base is spread mostly across Canada and USA, which limits the concentration of credit risk.

-	The Company accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual account receivable.

The credit risk on cash is limited because the Company invests its excess liquidity in high quality financial instruments and with credit-worthy counterparties.

The credit risk on the loans receivable is similar to that of accounts receivable. There is currently an allowance for doubtful accounts recorded for loans receivable of $2.1 million (November 30, 2016 - $0.9 million).

Foreign exchange risk

Foreign exchange risk is the Company’s exposure to decreases or increases in financial instrument values caused by fluctuations in exchange rates. The Company’s exposure to foreign exchange risk mainly comes from sales denominated in foreign currencies. The Company’s USA and foreign operations use the U.S. dollar as functional currency. The Company’s exposure to foreign exchange risk stems mainly from cash, accounts receivable, long-term debt, other working capital items and financial obligations from its USA operations.

Fluctuations in USD exchange rate are deemed to have minimal risk as they are mostly offset by the stand-alone operations of the Company’s US entities.

As at August 31, 2017, the Company has the following financial instruments denominated in foreign currencies:

(In thousands $)	August 31, 2017		November 30, 2016
	USD	CAD	USD	CAD
	$	$	$	$

Financial assets
Cash	23,358	29,281	20,310	27,277
Accounts receivable	12,962	16,249	13,526	18,166

Financial liabilities
Accounts payable	20,143	25,251	69,383	93,184
Portion of holdback included in income taxes payable	8,994	11,275	8,994	12,079
Revolving credit facility	—	—	53,800	72,255
Long-term debt	7,444	9,333	12,533	16,832

Net Financial Liabilities	(261)	(329)	(110,874)	(148,907)

All other factors being equal, a reasonable possible 1% rise in foreign currency exchange rates per Canadian dollar would result in a C$-nil (November 30, 2016 - C$1.4 million) change on profit or loss and net comprehensive income.

Total US net income for the nine-month period was US$8.3 million (C$10.5 million), (2016 - US$2.3 million; C$3.4 million). A 1% change to foreign exchange would represent a gain to the Company of C$0.1 million (2016 – C$nil).

Interest rate risk

Interest rate risk is the Company’s exposure to increases and decreases in financial instrument values caused by the fluctuation in interest rates. The Company is exposed to cash flow risk due to the interest rate fluctuation in its floating-rate interest-bearing financial obligations.

Furthermore, upon refinancing of a borrowing, depending on the availability of funds in the market and lender perception of the Company’s risk, the margin that is added to the reference rate, such as LIBOR or prime rates, could vary and thereby directly influence the interest rate payable by the Company.

Long-term debt stems mainly from acquisitions of long-term assets and business combinations. The Company is exposed to interest rate risk with its revolving credit facility which was used to finance the Company’s acquisitions. The facility bears interest at a variable rate and as such the interest burden could change materially. $ 213.5 million of the credit facility was used as at August 31, 2017 (November 30, 2016 - $237.3 million). A 100 basis points increase in the bank’s prime rate would result in additional interest of $2.1 million per annum (2016 - $2.4 million) on the outstanding credit facility.

Liquidity risk

Liquidity risk refers to the possibility of the Company not being able to meet its financial obligations when they become due. The Company has contractual and fiscal obligations as well as financial liabilities and is therefore exposed to liquidity risk. Such risk can result, for example, from a market disruption or a lack of liquidity. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

As at August 31, 2017, the Company had an authorized revolving credit facility for which the available amount may not exceed, respectively, $305 million to ensure that sufficient funds are available to meet its financial requirements. The terms and conditions related to this revolving credit facility are described in note 15 of the amended and restated condensed interim consolidated financial statements.

The following are the contractual maturities of financial liabilities as at August 31, 2017:

	Carrying	Contractual	0 to 6	6 to 12	12 to 24
(In thousands $)	amount	cash flows	months	months	months	thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	52,230	52,230	52,230	—	—	—
Portion of holdback included in income taxes payable	11,274	11,274	—	3,679	3,708	3,887
Long-term debt	227,887	233,335	104	4,035	5,157	224,039
Interest on long-term debt (1)	n/a	27,137	3,464	3,464	6,929	13,280
	291,391	323,976	55,798	11,178	15,794	241,206

(1)	When future interest cash flows are variable, they are calculated using the interest rates prevailing at the end of the reporting period

Outlook

It is Management’s opinion that in the long-term the quick service and fast casual restaurants industry will continue to grow in response to the demand from busy and on-the-go consumers.

In the very short term, management expects the significant pressures of the last few months to remain. Our primary focus will be on producing positive same store sales by generating more innovation and differentiating our offering, focusing on the quality of customer service in each of our outlets and maximizing the value offered to its customers.

The quick service restaurant industry will remain challenging in the future, and management believes that the focus on the food offering, consistency and store design will give MTY’s restaurants a stronger position to face challenges. Given this difficult competitive context in which more restaurants compete for a finite amount of consumer dollars, each concept needs to preserve and improve the relevance of its offer to consumers.

Management will also focus on identifying and acquiring high quality restaurant chains in Canada and in the United States.

Management will maintain its focus on maximizing shareholder value by adding new locations of its existing concepts and remains committed to seek potential acquisitions to increase its market share.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s Chief Executive Officer and the Chief Financial Officer have concluded that the design of the disclosure controls and procedures (“DC&P”) as at August 31, 2017 provide reasonable assurance that significant information relevant to the Company, including that of its subsidiaries, is reported to them during the preparation of disclosure documents.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer, have concluded that the Company’s internal controls over financial reporting were not effective as of August 31, 2017 was affecting a control surrounding accounting for non-routine, complex transactions. The Company’s review process allowed errors in the fair valuation of gift cards to go undetected, resulting in a material misstatement of certain revenue and expense items subsequent to the transaction.

The Chief Executive Officer and the Chief Financial Officer, have concluded that the Company’s internal controls over financial reporting were not effective as of August 31, 2017 because of a material weakness in the Company’s internal control over financial reporting, which led the to the amendment and restatement of its interim condensed consolidated financial statements for the for the three and nine-month periods ended August 31, 2017.

The material weakness identified in the Company’s internal controls over financial reporting as at August 31, 2017 was affecting a control surrounding accounting for non-routine, complex transactions. The Company’s review process allowed errors in the fair valuation of gift cards to go undetected, resulting in a material misstatement of certain revenue and expense items subsequent to the transaction.

Management has commenced a remediation plan to address this material weakness identified in our internal controls over financial reporting. Its remediation plan includes new review procedures surrounding complex transactions and evaluations done by third party specialists to be reviewed by a newly hired financial reporting specialist.

No assurance can be provided at this time, whether or not these remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal controls over financial reporting.

Notwithstanding this material weakness, the Chief Executive Officer and the Chief Financial Officer, together with Management have concluded the amended and restated financial statements included in this report present in all material respects its financial position, results of operations, capital position and cash flows for the periods presented in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer, together with Management, have concluded after having conducted an evaluation and to the best of their knowledge that, as at January 2, 2018, no change in the Company’s internal controls over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

Management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of BF Acquisition Holdings, LLC (acquired October 5, 2016), La Diperie (acquired December 9, 2016), Steak Frites St-Paul and Giorgio Ristorante (acquired May 8, 2017), The Works Gourmet Burger Bistro (acquired June 9, 2017) and Houston Avenue Bar & Grill and Industria Pizzeria + Bar (acquired June 16, 2017). The period has ended as at January 2, 2018 for BF Acquisition Holdings, LLC and La Diperie,

Percentage of MTY Food Group Inc.	BF Acquisition Holdings, LLC.	La Diperie	Steak Frites St- Paul and Giorgio Ristorante	The Works Gourmet Burger Bistro	Houston Avenue Bar & Grill and Industria Pizzeria + Bar
Company’s assets	5%	0%	0%	1%	2%
Current assets	9%	1%	0%	2%	1%
Non-current assets	4%	0%	0%	1%	3%
Current Liabilities	3%	0%	0%	0%	0%
Long-term liabilities	—	—	—	—	4%
Revenues	5%	0%	0%	0%	0%
Net earnings	10%	1%	0%	0%	1%

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of certain special purpose entities (“SPEs”) on which the Company has the ability to exercise de facto control and which have as a result been consolidated in the Company’s amended and restated condensed interim consolidated financial statements. For the period ended August 31, 2017, these SPEs represent 0% of the Company’s current assets, 0% of its non-current assets, 0% of the Company’s current liabilities, 0% of long-term liabilities, 2% of the Company’s revenues and 0% of the Company’s net earnings.

“Stanley Ma”
Stanley Ma, Chief Executive Officer

“Eric Lefebvre”
Eric Lefebvre, CPA, CA, MBA Chief Financial Officer